

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

Steven Shallcross
Chief Executive Officer and Chief Financial Officer
Synthetic Biologics, Inc.
9605 Medical Center Drive, Suite 270
Rockville, Maryland 20850

      Re: Synthetic Biologics, Inc.
         Registration Statement on Form S-3
         Filed May 3, 2021
         File No. 333-255726

Dear Mr. Shallcross:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Dillon Hagius at 202-551-7967 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Leslie Marlow